Exhibit 99.2

Hello Everyone,

My name is Nathan Krasnick here from the Operations here at Masterworks.

Today we’re pleased to bring you xUxnxtxixtxlxexdx, by the renowned artist, Gunther Forg.

Förg was a prolific post-war German artist who critically considered the boundaries of Modernism in his painting, sculpture, and photography.

His market has a 12.1% Annual Record Price Growth rate based on data from selected sales occurring from May 1990 to December 2022, and his top auction record is currently $1.7 million based on a sale from February 2020.

The Artwork is characteristic of Förg’s Spot Paintings series, the artist’s last major body of work and the culmination of his liberated painting practice.

So why do we like this painting? Three reasons:

One: The artwork is a commercially desirable example by the artist, and sales of similar works have appreciated at an annualized rate of 32.0% since 2010.

Two:  In 2018 our Painting was included in Förg’s major retrospective, “Günther Förg: A Fragile Beauty”, at the Stedelijk Museum in Amsterdam, which later traveled to the Dallas Art Museum. Eight of Forg’s top ten auction price records have been set since that important show, 7 of which are Spot Paintings.

Three: Other Spot Paintings make up 7 of Förg’s top 10 auction records, and are led by: Untitled, which sold for $1.22M at Sotheby’s New York in November 2019, and by Sans Titre, which sold for $1.16M at Christie’s Paris in June 2021.

Thank you for joining us, and we look forward to bringing you this incredible work by Gunther Forg.